

STATE OF TENNESSEE
Tre Hargett, Secretary of State
Division of Business Services

William R. Snodgrass Tower
312 Rosa L. Parks AVE, 6th FL
Nashville, TN 37243-1102

B.T.U. PIPELINE, INC.
33 6th Street South
Suite 600
St. Petersburg, FL 33701

March 17, 2011

Instrument: 201103230001?
Book and Page: GI 9370 703
CHARTER FEE $5.00
DATA PROCESSING FEE $2.00
Total Fees: $7.00
User: KDS
Date: 3/23/2011
Time: [illegible]:25 AM
Contact: Pam Hurst, Register
Hamilton County, Tennessee

Filing Acknowledgment

Please review the filing information below and notify our office immediately of any discrepancies.

Control # : 369475 Status: Active - Dissolved
Filing Type: Corporation For-Profit - Domestic

Document Receipt

Receipt # : 386336	Filing Fee:	$20.00
Payment-Check/MO - US NATURAL GAS, St. Petersburg, FL		$40.00
Deposit-Account - US NATURAL GAS, ST PETERSBURG, FL		$20.00

Amendment Type: Dissolution Image # : 6848-1683
Filed Date: 03/15/2011 8:48 AM

In order to permanently terminate your entity's existence you must also submit the following documents prior to the annual report due date in order to not have to file the annual report.

Corporation - Articles of Termination of Corporate Existence (Form SS-4412); Written Consent to Termination (Form SS-4256); A Certificate of Tax Clearance for Purposes of Termination Issued by the TN Dept of Revenue; Check Made Payable to the TN Secretary of State in the amount of $20.00 for the filing fee.

Limited Liability Company - Articles of Termination of Limited Liability Company Existence (Form SS-4245); Written Consent to Termination of Limited Liability Company (Form SS-4521); A Certificate of Tax Clearance for Purposes of Termination Issued by the TN Dept of Revenue; Check Made Payable to the TN Secretary of State in the amount of $20.00 for the filing fee.

You must also file this document in the office of the Register of Deeds in the county where the entity has its principal office if such principal office is in Tennessee.

Tre Hargett

Tre Hargett
Secretary of State

Processed By: Lindsey Mullins

Field Name	Changed From	Changed To
Filing Status	Active	Active - Dissolved

Env: US Natural Gas Corp 1717 Dr. Martin Luther King Jr St. N. St. Petersburg Fl 33704 212

Phone (615) 741-2286 * Fax (615) 741-7310 * Website: http://tnbear.tn.gov/

KL

FILED

State of Tennessee



Department of State
Corporate Filings
312 Rosa L. Parks Avenue
6th Floor, William R. Snodgrass Tower
Nashville, TN 37243

ARTICLES OF DISSOLUTION (FOR-PROFIT CORPORATION)

For Office Use Only

RECEIVED STATE OF TENNESSEE 2011 MAR 15 AM 8:48 TRE HARGETT SECRETARY OF STATE

6848.1683

Pursuant to the provisions of Section 48-24-103 of the Tennessee Business Corporation Act, the undersigned corporation submits the following Articles of Dissolution:

1. The name of the corporation is B.T.U. PIPELINE, INC.

2. The dissolution was authorized on January 11, 2011

3. The resolution was duly adopted by the shareholders YES

4. The written consent or a copy of the resolution authorizing the dissolution is attached. YES

5. If the document is not to be effective upon filing by the Secretary of State, the delayed effective date/time is ______________, ________ (date) ______________ (time)

[**NOTE:** A delayed effective date shall not be later than the 90th day after the date this document is filed by the Secretary of State.]

1-11-2011
Signature Date

President
Signer's Capacity

B.T.U. PIPELINE, INC.
Name of Corporation

[signature]
Signature

Wayne Anderson
Name (typed or printed)

SS-4410 (Rev. 4/01) **Filing Fee: $20** RDA 1678

State of Tennessee



Department of State
Corporate Filings
312 Rosa L. Parks Avenue
6th Floor, William R. Snodgrass Tower
Nashville, TN 37243

WRITTEN CONSENT TO DISSOLUTION

For Office Use Only

RECEIVED
STATE OF TENNESSEE
2011 MAR 15 AM 8:48
TRE HARGETT
SECRETARY OF STATE

6848-1684

Book and Page: GI 9370 705

We, the undersigned, being all of the shareholders or members entitled to vote, hereby give our written consent to the dissolution of

B.T.U. PIPELINE, INC.
(Corporate Name)

a corporation organized and existing under the laws of the State of Tennessee on the following terms and conditions (Insert here any terms and conditions which are desired and are in accordance with law):

Date: January 11, 2011

Signature: [signature]

Name: Wayne Anderson
(Typed or Printed)

Signer's Capacity: President

SS-4255 (Rev. 4/01) No Filing Fee RDA 1678



STATE OF TENNESSEE
Tre Hargett, Secretary of State
Division of Business Services
William R. Snodgrass Tower
312 Rosa L. Parks AVE, 6th FL
Nashville, TN 37243-1102

B.T.U. PIPELINE, INC.
33 6th Street South
Suite 600
St. Petersburg, FL 33701

March 17, 2011

Instrument: 2011032300018
Book and Page: GI 9370 700
CHARTER FEE $5.00
DATA PROCESSING FEE $2.00
Total Fees: $7.00
User: KDS
[illegible]2011
Time: 8:08:25 AM
[illegible] Register
Hamilton County, Tennessee

Filing Acknowledgment

Please review the filing information below and notify our office immediately of any discrepancies.

Control # : 369475 Status: Inactive - Terminated
Filing Type: Corporation For-Profit - Domestic

Document Receipt

Receipt # : 386344		Filing Fee:	$20.00
Payment-Account - US NATURAL GAS, ST PETERSBURG, FL			$20.00

Amendment Type: Termination Image # : 6848-1685
Filed Date: 03/15/2011 8:48 AM

You must also file this document in the office of the Register of Deeds in the county where the entity has its principal office if such principal office is in Tennessee.

Tre Hargett
Tre Hargett
Secretary of State

Processed By: Lindsey Mullins

Field Name	Changed From	Changed To
Filing Status	Active - Dissolved	Inactive - Terminated
Inactive Date	No Value	03/15/2011

1/2
3530
EIN: US Natural Gas Corp 1717 Dr. Martin Luther King Jr St. N St. Petersburg Fl 33704

KL

Book and Page: GI 9370 701

FILED

State of Tennessee



Department of State
Corporate Filings
312 Rosa L. Parks Avenue
6th Floor, William R. Snodgrass Tower
Nashville, TN 37243

ARTICLES OF TERMINATION OF CORPORATE EXISTENCE

For Office Use Only

RECEIVED
STATE OF TENNESSEE
2011 MAR 15 AM 8:48
TRE HARGETT
SECRETARY OF STATE

6848-1685

Pursuant to the provisions of Section 48-24-108 of the Tennessee Business Corporation Act or Section 48-64-109 of the Tennessee Nonprofit Corporation Act, the undersigned corporation submits the following articles of Termination of Corporate Existence:

1. The name of the corporation is B.T.U. PIPELINE, INC.

2. Indicate which of the following statements apply by marking the appropriate box:

☑ As a for-profit corporation, all assets of the corporation have been distributed to its creditors and shareholders.

☐ As a nonprofit corporation, all assets of the corporation have been distributed to its creditors and other parties authorized by the Tennessee Nonprofit Corporation Act.

3. The dissolution of the corporation has not been revoked. TRUE

[**NOTE:** Prior to this document being accepted for filing, the Division of Business Services will request tax clearance verification from the Tennessee Department of Revenue that the business has properly filed all reports and paid all required taxes and penalties. If we cannot obtain such tax clearance verification from the Department of Revenue, this document will be rejected and returned to the applicant.]

[**NOTE:** Articles of Dissolution must be filed before, or at the same time that Articles of Termination are filed. If the Articles of Dissolution have a delayed effective date, the Articles of Termination cannot be submitted for filing until such effective date.]

1-11-2011	B.T.U. PIPELINE, INC.
Signature Date	Name of Corporation
President	[signature]
Signer's Capacity	Signature
	Wayne Anderson
	Name (typed or printed)

SS-4412 (Rev. 4/08) Filing Fee $20.00 RDA 1678



TENNESSEE DEPARTMENT OF REVENUE

Book and Page: GI 9370 702

6848.1686

B.T.U. PIPELINE, INC.
33 6TH ST S STE 600
ST PETERSBURG FL 33701-4163

February 22, 2011

Account Type: FRAN/EXCS2

Account No.: 317070229

We have received and processed your request for tax clearance for the account indicated above. Your certificate of tax clearance is attached below. The certificate, along with the appropriate reports, forms, and fees required, must be submitted to the following address:

Secretary of State
312 8th Ave
6th floor
William R. Snodgrass Tower
Nashville, TN 37243

Certificates of clearance for Certificate of Existence/Authorization or Reinstatement of Corporate Charter/Certificate of Authority are invalid after 45 days past the effective date. For additional information regarding this account, you may call Taxpayer Services between 8:00 a.m. and 4:30 p.m. (CST) Monday through Friday, holidays excepted. Please see the back of this notice for our local offices and phone numbers.

DETACH HERE AND SUBMIT TO THE TENNESSEE SECRETARY OF STATE

TENNESSEE DEPARTMENT OF REVENUE
500 DEADERICK STREET
ANDREW JACKSON STATE OFFICE BUILDING
NASHVILLE, TN 37242

CERTIFICATE OF TAX CLEARANCE

February 22, 2011

B.T.U. PIPELINE, INC.
33 6TH STREET SOUTH, SUITE 600
ST. PETERSBURG, FL 33701

Notice No.:	4778772110304
Account No.:	317070229
Sec. of State Control No.:	0369475
Effective Date:	December 31, 2010

TRE HARGETT SECRETARY OF STATE

2011 MAR 15 AM 8:48

RECEIVED STATE OF TENNESSEE

Tax Clearance has been granted for: **TERMINATION**

This is to certify that all applicable reports have been filed and that fees, penalties and taxes have been paid as required by revenue laws of this state.

Richard H. Roberts
COMMISSIONER OF REVENUE

RV-N0004901